January 13, 2025

Todd McElhatton
Chief Financial Officer
Zuora, Inc.
101 Redwood Shores Parkway
Redwood City, CA 94065

       Re: Zuora, Inc.
           Form 10-K for the year ended January 31, 2024
           File No. 001-38451
Dear Todd McElhatton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Andrew Cohen